UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

Art’s-Way Manufacturing Co., Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

043168103
(CUSIP Number)

J. Ward McConnell, Jr. P.O. Box 6219 Kinston, NC 28501 252-523-5200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 30, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 043168103	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS

J. Ward McConnell, Jr. Living Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina
	7	SOLE VOTING POWER

NUMBER OF		1,544,991
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,544,991
WITH	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,544,991
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.2%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

(1) The percentage is based upon 4,048,552 shares of Company common stock outstanding as of September 22, 2014.

CUSIP No. 043168103	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS

J. Ward McConnell, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

Not applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.
	7	SOLE VOTING POWER

NUMBER OF		1,554,991(1)
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,554,991(1)
WITH	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,554,991(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [x]
Reporting person expressly disclaims beneficial ownership of 1,544,991 shares of the 1,554,991 aggregate amount reported in Row 11, except to the extent of his pecuniary interests therein.
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.3%(2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1) Includes options held by Mr. McConnell that are exercisable within 60 days to acquire 10,000 shares of Company common stock.

(2) The percentage is based upon 4,048,552 shares of common stock outstanding as of September 22, 2014, and 10,000 shares of Company common stock that may be acquired by Mr. McConnell upon the exercise of options exercisable within 60 days, which are deemed outstanding in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, $0.01 par value (the “Common Stock”), of Art’s-Way Manufacturing Co., Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 5556 Highway 9, Armstrong, Iowa 50514-0288.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed for shares held by the J. Ward McConnell, Jr. Living Trust and by J. Ward McConnell, Jr. (together, the “Reporting Persons”). As trustee of the J. Ward McConnell, Jr. Living Trust, Mr. McConnell is vested with sole voting and investment power over the 1,544,991 shares of the Common Stock held by the J. Ward McConnell, Jr. Living Trust.

(b) The Reporting Persons’ business address is J. Ward McConnell, Jr., P.O. Box 6219, Kinston, NC 28501.

(c) Mr. McConnell is retired. The principal business of the J. Ward McConnell, Jr. Living Trust is to hold certain assets in trust for the benefit Mr. McConnell’s wife.

(d) and (e) The Reporting Persons have not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. McConnell is a citizen of the United States of America; the J. Ward McConnell, Jr. Living Trust is organized under the laws of North Carolina.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the Common Stock acquired by the Reporting Persons during the period covered by this Schedule 13D, as listed in Item 5 below, was acquired in open market purchases for a total of approximately $21,387, using personal funds of Mr. McConnell; by private purchase directly from the Company for a total of approximately $800,000, using personal funds of Mr. McConnell; by private grant in exchange for equipment contributed to the Company, pursuant to an asset purchase agreement between Mr. McConnell and the Company dated August 30, 1996 (with such shares subsequently contributed to the J. Ward McConnell, Jr. Living Trust); or as options or upon the exercise of options to purchase Common Stock granted to Mr. McConnell in connection with Mr. McConnell’s election to and service on the Board of Directors of the Company.

Item 4.	Purpose of Transaction.

Mr. McConnell acquired the shares of the Common Stock for investment purposes. Mr. McConnell is a member of the Board of Directors of the Company. In his capacity as a director of the Company, Mr. McConnell may be in a position to influence management and, therefore, perhaps influence decisions on any plans or proposals of the type described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Mr. McConnell may make additional purchases of Common Stock either in the open market or in private transactions, including shares that may be acquired upon exercise of options currently held or subsequently acquired, depending on his evaluation of the Company’s business, prospects and financial condition, the market for the Common Stock, other opportunities available to him, general economic conditions, money and stock market conditions and other future developments. Depending on the same factors, Mr. McConnell may decide in the future to sell all or part of his investment in the Common Stock currently held for the benefit of the J. Ward McConnell, Jr. Living Trust.

Item 5.	Interest in Securities of the Issuer.

(a)     As of the date hereof, the Reporting Persons beneficially own the amount of Common Stock set forth below. For the J. Ward McConnell, Jr. Living Trust, the percentage set forth below is based upon 4,048,552 shares of Common Stock outstanding as of September 22, 2014. For Mr. McConnell, the percentage set forth below is based upon 4,048,552 shares of Common Stock outstanding as of September 22, 2014 and 10,000 shares of Common Stock that may be acquired by Mr. McConnell upon the exercise of options exercisable within 60 days.

J. Ward McConnell, Jr. Living Trust:
Percentage of
Shares of Common Stock	Outstanding Common Stock
1,544,991	38.2%

J. Ward McConnell, Jr.:
Percentage of
Shares of Common Stock	Outstanding Common Stock
1,554,991	38.3%

(b) The information set forth in items 7 through 11 of the cover page hereto is incorporated herein by reference.

(c)     Mr. McConnell became a greater than five percent stockholder of the Company on August 30, 1996, when he acquired 145,000 shares of Common Stock, which was approximately 12% of the Common Stock outstanding at that time (such percentage as based on 1,231,631 shares of Common Stock outstanding as of September 6, 1996). Between 1996 and 2001, Mr. McConnell maintained approximately 10-12% of the outstanding Common Stock in the Company, and on February 12, 2002 he increased his holding to 40% of the Company by purchasing 640,000 shares at $1.25 per share. Since 2002, Mr. McConnell has maintained approximately 40% ownership in the Company. Additional details of his transactions are available beginning November 17, 2006 to the present, as described below. On July 23, 2008, the Company completed a two-for-one stock split. No adjustments have been made to the Common Stock reported in this Schedule 13-D to account for the historical stock split.

Date	Direct Beneficial Owner	Type of Activity	Type of Security	Shares	Purchase Price of Security
November 17, 2006	J. Ward McConnell, Jr. Living Trust	Option Exercise	Common Stock	5,000	$3.50
October 12, 2007	J. Ward McConnell, Jr. Living Trust	Open Market Sale	Common Stock	(171)	$24.40
October 15, 2007	J. Ward McConnell, Jr. Living Trust	Open Market Sale	Common Stock	(13,529)	$25.33
February 27, 2008	J. Ward McConnell, Jr. Living Trust	Option Exercise	Common Stock	1,000	$7.68
August 21, 2008	J. Ward McConnell, Jr. Living Trust	Option Exercise	Common Stock	2,000	$12.10
October 15, 2008	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	3,470	$3.57

October 23, 2008	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	103	$3.57
October 24, 2008	J. Ward McConnell, Jr. Living Trust	Open Market Purchase	Common Stock	2,418	$3.57
April 18, 2014	J. Ward McConnell, Jr. Living Trust	Option Exercise	Common Stock	2,000	$3.88
April 18, 2014	J. Ward McConnell, Jr. Living Trust	Gift	Common Stock	(2,000)	N/A
April 18, 2014	J. Ward McConnell, Jr. Living Trust	Gift	Common Stock	(2,000)	N/A

Date	Direct Beneficial Owner	Type of Activity	Type of Security	Amount	Date Exercisable	Exercise Price	Purchase Price of Security
April 25, 2008	J. Ward McConnell, Jr.	Grant	Stock Option	1,000	(1)	$24.20
April 30, 2009	J. Ward McConnell, Jr.	Grant	Stock Option	2,000	(1)	$3.88
April 29, 2010	J. Ward McConnell, Jr.	Grant	Stock Option	2,000	(1)	$6.17
April 28, 2011	J. Ward McConnell, Jr.	Grant	Stock Option	2,000	(1)	$8.66
April 26, 2012	J. Ward McConnell, Jr.	Grant	Stock Option	2,000	(1)	$6.75
April 25, 2013	J. Ward McConnell, Jr.	Grant	Stock Option	2,000	(1)	$6.40
April 29, 2014	J. Ward McConnell, Jr.	Grant	Stock Option	2,000	(1)	$6.15

(1) Fully exercisable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than (i) the Joint Filing Agreement of the Reporting Persons with respect to this Schedule 13D, included as Exhibit 1 to this Schedule 13D; (ii) director compensation arrangements between Mr. McConnell and the Company, as disclosed by the Company in its Proxy Statement filed with the Securities and Exchange Commission on March 25, 2014, and (iii) the agreement governing the J. Ward McConnell, Jr. Living Trust, which provides thatMr. McConnell’s wife will receive the assets of such trust upon his death there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company.

Item 7.	Exhibits.
Exhibit 1: Joint Filing Agreement of the Reporting Persons, dated November 26, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 26, 2014

J. Ward McConnell, Jr. Living Trust

/s/ J. Ward McConnell, Jr.
By: J. Ward McConnell, Jr.
Its: Trustee

J. Ward McConnell, Jr.

/s/ J. Ward McConnell, Jr.
Signature

Joint Filing Agreement

The undersigned hereby agree to file jointly any reports on Schedule 13D or Schedule 13G, or any amendments thereto, required to be filed pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, with respect to the interests of the undersigned in Art’s-Way Manufacturing Co., Inc. and that the Schedule 13D to which this Agreement is attached has been filed on behalf of each of the undersigned.

Dated: November 26, 2014

J. Ward McConnell, Jr. Living Trust

/s/ J. Ward McConnell, Jr.
By: J. Ward McConnell, Jr.
Its: Trustee

J. Ward McConnell, Jr.

/s/ J. Ward McConnell, Jr.
Signature